As filed with the Securities and Exchange Commission on November 8, 1996

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)

                                (Final Amendment)

                           JEFFERSON BANKSHARES, INC.
                                (Name of issuer)

                           JEFFERSON BANKSHARES, INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, $2.50 Par Value Per Share
                         (Title of Class of Securities)

                                   472387109
                      (CUSIP Number of Class of Securities)

                          William M. Watson, Jr., Esq.
                              123 East Main Street
                               Post Office Box 711
                         Charlottesville, Virginia 22902
                                 (804) 972-1100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)

                             ----------------------

                                    Copies to
                             Robert E. Stroud, Esq.
                     McGuire, Woods, Battle & Boothe, L.L.P.
                            418 East Jefferson Street
                              Post Office Box 1288
                         Charlottesville, Virginia 22902
                                 (804) 977-2500
                         (Agent for Service of Process)

                             ----------------------

                               September 26, 1996
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

   Transaction Valuation*                 Amount of filing fee

        $35,000,000                              $7,000

*Calculated solely for the purpose of determining the filing fee, based upon the purchase of 1,250,000 shares at $28.00 per share.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid: 7,000                 Filing Party: Jefferson Bankshares, Inc.
   Form or Registration No.: Schedule 13E-4      Date Filed: September 26, 1996

         This Final Amendment amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 dated September 26, 1996 as amended by Amendments No. 1, 2 and 3 thereto, relating to the offer by Jefferson Bankshares, Inc. (the "Company") to purchase up to 1,250,000 shares of the Company's common stock, $2.50 par value per share (the "Shares"), at prices specified by tendering shareholders not in excess of $28.00 nor less than $25.00 per Share, in cash, net to the shareholders, upon the terms and subject to the conditions set forth in the Company's Offer to Purchase dated September 26, 1996 and in the related Letter of Transmittal. Capitalized terms used herein but not otherwise defined shall have the meanings assigned to such terms in the Issuer Tender Offer Statement.

         On November 1, 1996, the Company announced that, based on a preliminary count of approximately 1,220,000 shares tendered, it had accepted for purchase all Shares tendered at a price of $28.00 per Share, in accordance with the terms of the Offer. On November 1, 1996, the Company issued a press release announcing these preliminary results, a copy of which was filed as Exhibit (a)(14) to Amendment No. 3 to the Issuer Tender Offer Statement.

         A total of 1,235,690 Shares were validly tendered and not withdrawn at or below the $28.00 per Share Purchase Price, including Shares for which certificates were delivered to the Depositary pursuant to the Offer's guaranteed delivery procedures. The Company will purchase all of the Shares tendered in the Offer. Following purchase of the 1,235,690 Shares, the Company will have approximately 13,900,000 shares of Common Stock issued and outstanding.

Item 9.  Material to Be Filed as Exhibits.

         Item 9 is hereby amended to include the following additional exhibit:

         (a)(15) Text of Press Release issued by the Company, dated November 8, 1996.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Final Amendment to Schedule 13E-4 is true, complete and correct.


November 8, 1996                  JEFFERSON BANKSHARES, INC.

                                  By:  O. Kenton McCartney
                                       President and Chief Executive Officer

                                 EXHIBIT INDEX


Exhibit No.        Description

(a)(15)     Text of Press Release issued by the Company, dated November 8, 1996.